UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2022

Commission File 001 — 33175

Vedanta Limited

(Exact name of registrant as specified in the charter)

1st Floor, ‘C’ wing, Unit 103,

Corporate Avenue, Atul Projects,

Chakala, Andheri (East),

Mumbai-400 093

Maharashtra, India

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

We wish to inform you that the Board of Directors of the Company at their meeting held today, March 25, 2022 have approved the following projects:

1.	Cairn Oil & Gas—Capex investment towards infill wells, development and exploration

The strategic priority for the Cairn Oil & Gas business is to increase near term volume through infill wells and add resources through exploration. In order to deliver this, the Board of Directors have approved capex investment (net) of USD 687 million. Of these, USD 360 million have been earmarked for infill wells in the prolific fields viz Mangala, Bhagyam, Aishwariya, Aishwariya Barmer Hill, Ravva, etc. The exploration work program with capex investment of USD 327 million shall be spread across the OALP blocks and PSC blocks including pilot wells for Shale.

2.	Zinc International—Gamsberg Phase-2 Project

Gamsberg Phase II Expansion Project at cost of USD 466 million will double up Gamsberg capacity from 4Mtpa Ore to 8Mtpa to produce additional 200ktpa MiC Zinc. This project will bring significant socio-economic benefit and will make Vedanta Zinc International as largest zinc producer of South Africa.

3.	ESL Steel Limited, a subsidiary of the Company—3 MTPA growth Project

The steel expansion project with an investment of USD 348 Mn comes with additional Blast Furnace of 1050 m3 supported by 0.5 MTPA Coke Ovens, 1.8 MTPA Pellet Plant, 800 TPD Oxygen Plant & other auxiliaries and infrastructure upgradation including Railway siding to Plant head. This project also comes with a new 0.18 MTPA Ductile Iron Pipe Plant which will help us to maximize VAP. This project along with debottlenecking of BF#3, Sinter Plants & new LRF will take us to the capacity of 3 MTPA with the lowest quartile cost & premium product portfolio.

We request you to kindly take the same on record.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 25, 2022		VEDANTA LIMITED
	By:	/s/ Prerna Halwasiya
	Name:	Prerna Halwasiya
	Title:	Company Secretary & Compliance Officer